UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 24)*
General Dynamics Corporation
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
36-9550108
(CUSIP Number)
Gerald Ratner
Gould & Ratner
222 North LaSalle Street, Suite 800
Chicago, IL  60601
(312)236-3003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.
NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
Check the following box if a fee is being paid with this statement 0.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP
No.
36-9550108
13D
Page
2
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Management Group, LLC
I.R.S. Identification No.: 36-4245844
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


16,697,023

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


16,697,023
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,697,023
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

IA


CUSIP
No.
36-9550108
13D
Page
3
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Charles H. Goodman

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


225

8
SHARED VOTING POWER


16,697,023

9
SOLE DISPOSITIVE POWER


225

10
SHARE DISPOSITIVE POWER


16,697,023
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,697,248
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
4
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lester Crown
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


4,069

8
SHARED VOTING POWER


4,423,641

9
SOLE DISPOSITIVE POWER


4,069

10
SHARE DISPOSITIVE POWER


4,423,641
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,427,710
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
5
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James S. Crown
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


225

8
SHARED VOTING POWER


7,923,066

9
SOLE DISPOSITIVE POWER


225

10
SHARE DISPOSITIVE POWER


7,923,066
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,923,291
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
6
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

A. Steven Crown

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


7,918,274

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


7,918,274
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,918,274
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
7
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William H. Crown

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


7,918,274

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


7,918,274
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,918,274
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
8
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard C. Goodman

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


5,206,228

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


5,206,228
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,206,228
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
9
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Susan Crown

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


3,950,656

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


3,950,656
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,950,656
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
10
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Rebecca Crown

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


3,950,656

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


3,950,656
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,950,656
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14
TYPE OF REPORTING PERSON

IN



CUSIP
No.
36-9550108
13D
Page
11
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Barbara Manilow

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


3,950,656

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


3,950,656
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,950,656
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
12
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sara Star

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


3,950,656

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


3,950,656
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,950,656
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14
TYPE OF REPORTING PERSON

IN


CUSIP
No.
36-9550108
13D
Page
13
o
f
27
Pages


1
NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geoffrey F. Grossman

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	0
(b)	1
3
SEC USE ONLY


4
SOURCE OF FUNDS

OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

0
6
CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
Number of
Shares
Beneficia
lly Owned
by Each
Reporting
Person
With
7
SOLE VOTING POWER


0

8
SHARED VOTING POWER


16,697,023

9
SOLE DISPOSITIVE POWER


0

10
SHARE DISPOSITIVE POWER


16,697,023
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,697,023
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

0
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

IN


The Reporting Persons (as defined below) listed on the cover page to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D filed on January 2, 1970, as amended by Amendment No. 1, filed January 26, 1970, as amended by
Amendment No. 2, filed February 13, 1970, as amended by Amendment No. 3, filed March 2, 1970, as amended by Amendment No. 4, filed April 20, 1970, as amended by Amendment No. 5, filed January 12, 1971, as amended by Amendment No. 6, filed September 25, 1974, as amended by Amendment No. 7, filed January 20, 1975, as amended by Amendment No. 8, filed May 19, 1975, as amended by Amendment No. 9, filed October 22, 1975, as amended by Amendment No. 10, filed November 20, 1975, as amended by Amendment No. 11, filed January 16, 1976, as amended by Amendment No. 12, filed June 2,
1976, as amended by Amendment No. 13, filed November 4, 1976, as amended by Amendment No. 14, filed January 14, 1977, as amended by Amendment No.
15, filed May 11, 1977, as amended by Amendment No. 16, filed September
21, 1979, as amended by Amendment No. 17, filed June 16, 1980, as amended by Amendment No. 18, filed June 15, 1981, as amended by Amendment No. 19, filed March 7, 1984, as amended by Amendment No. 20, filed December 10,
1986, as amended by Amendment No. 21, filed June 11, 1987, as amended by Amendment No. 22, filed August 26, 1992, as amended by Amendment No. 23, filed July 2, 1999 (the "Original Schedule 13D").
Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Statement filed as of July 2, 1999, and all previous amendments thereto. Except as amended hereby, the information set forth in such Statement remains true, complete, and correct.
ITEM 2.	Identity and Background
This statement is being filed on behalf of: (i) Longview Management
Group, LLC ("Longview"), (ii) Charles H. Goodman ("Mr. C. Goodman"), (iii) Lester Crown ("Mr. L. Crown"), (iv) James S. Crown ("Mr. J. Crown"), (v)
A. Steven Crown ("Mr. A. Crown"), (vi) William H. Crown ("Mr. W. Crown"),
(vii) Richard C. Goodman ("Mr. R. Goodman"), (viii) Susan Crown ("Ms. S. Crown"), (ix) Rebecca Crown ("Ms. R. Crown"), (x) Barbara Manilow ("Ms. Manilow"), (xi) Sara Star ("Ms. Star"), and (xii) Geoffrey F. Grossman
("Mr. Grossman" and, together with Longview, Mr. C. Goodman, Mr. L. Crown, Mr. J. Crown, Mr. A. Crown, Mr. W. Crown, Mr. R. Goodman, Ms. S. Crown,
Ms. R. Crown, Ms. Manilow and Ms. Star,  the "Reporting Persons").
The address of each Reporting Person, other than Mr. Grossman, is 222
N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Mr. Grossman's address is 111 E. Wacker Drive, Suite 2800, Chicago, Illinois 60601.
ITEM 4.	Purpose of Transaction
	Pursuant to certain Remainder Purchase and Sale Agreements dated June 6, 1985, on June 7, 2000, (i) the beneficial ownership of 2,758,216 shares of Common Stock by Mr. L. Crown expired; (ii) the beneficial ownership of 3,304,000 shares of Common Stock by the Arie & Ida Crown Memorial, a corporation whose shares may be deemed to be beneficially owned by Reporting Persons (iii) - (xi), expired; and (iii) the beneficial ownership of 764,000 shares of Common Stock by a trust of which Mr. L.
Crown is a co-trustee and whose shares may be deemed to be beneficially owned by Mr. L Crown, expired. The beneficial ownership of such shares were transferred and delivered without receipt of value to a third party.

None of the Reporting Persons or, to their knowledge, any other person named in Item 2 above, has any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) - (j) of Schedule 13D. However, Messrs. C. Goodman, L. Crown and J. Crown are members of the board of directors of the Issuer and, in such capacity, may from time to time be asked to review or consider such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer
(a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Entities, as of June 7, 2000, Longview may be deemed to beneficially own 16,697,023 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 200,658,744 shares of Common Stock issued and outstanding as of April 30, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended April 2, 2000). Longview shares the power to vote and dispose of the 16,697,023 shares of Common Stock which it may be deemed to beneficially own.
(ii) Mr. C. Goodman may be deemed to beneficially own an aggregate of 16,697,248 shares of Common Stock as of June 7, 2000, representing in the aggregate approximately 8.3% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, as follows: (x) 16,697,023 shares of Common Stock by virtue of his status as President of Longview; and (y) 225 shares of restricted Common Stock beneficially owned by him through the Issuer's Director's Incentive Plan. Mr. C. Goodman's wife directly owns shares of Common Stock, and is a general partner or limited partner of certain partnerships which own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. C. Goodman. Mr. C. Goodman directly owns shares of Common Stock under an account that is managed by Longview and is a general partner of certain general partnerships that own shares of Common Stock that are managed by Longview. Mr. C. Goodman shares the power to vote and dispose of the 16,697,023 shares of Common Stock which he may be deemed to beneficially own by virtue of his status as President of Longview, including shares directly owned by him under an account that is also managed by Longview, and has sole power to vote and dispose of the additional 225 shares of Common Stock reported as beneficially owned by him hereunder. Mr. C. Goodman disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(iii) Mr. L. Crown may be deemed to beneficially own an aggregate of (4,427,710) shares of Common Stock as of June 7, 2000, representing in the aggregate approximately 2.2% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, as follows: (x) 4,423,641 shares of Common Stock by virtue of his status as a general partner of certain general partnerships, and trustee of a certain trust that own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview; (y) 3,844 shares of Common Stock beneficially owned by him through a benefit plan of the Issuer; and (z) 225 shares of restricted Common Stock beneficially owned by him through the Issuer's Director's Incentive Plan. Mr. L. Crown shares the power to vote and dispose of the 4,423,641 shares of Common Stock which he may be deemed to beneficially own by virtue of his status as a general partner of certain general partnerships and trustee of a certain trust that own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview, and has sole power to vote and dispose of the additional 4069 shares of Common Stock reported as beneficially owned by him hereunder. Mr. L. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(iv) Mr. J. Crown may be deemed to beneficially own an aggregate of 7,923,291 shares of Common Stock on June 7, 2000, representing approximately 3.9% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, as follows: (x) 7,923,066 shares by virtue of his status as a general partner and officer of a corporation which is a general partner of certain partnerships that own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview; and (y) 225 shares of restricted Common Stock beneficially owned by him through the Issuer's Director's Incentive Plan. Mr. J. Crown shares the power to vote and dispose of the 7,923,066 shares of Common Stock which he may be deemed to beneficially own by virtue of his status as a general partner and officer of a corporation which is a general partner of certain partnerships which own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview, and has sole power to vote and dispose of the additional 225 shares of Common Stock reported as beneficially owned by him hereunder. Mr. J. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(v) Mr. A. Crown may be deemed to beneficially own 7,918,274 shares of Common Stock on June 7, 2000, representing approximately 3.9% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and officer of a corporation which is a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Mr. A. Crown shares the power to vote and dispose of the 7,918,274 shares of Common Stock which he may be deemed to beneficially own. Mr. A. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(vi) Mr. W. Crown may be deemed to beneficially own 7,918,274 shares of Common Stock on June 7, 2000, representing approximately 3.9% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and officer of a corporation which is a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Mr. W. Crown shares the power to vote and dispose of the 7,918,274 shares of Common Stock which he may be deemed to beneficially own. Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(vii) Mr. R. Goodman may be deemed to beneficially own 5,206,228 shares of Common Stock on June 7, 2000, representing approximately 2.1% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and officer of a corporation which is a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Mr. R. Goodman shares the power to vote and dispose of the 5,206,228 shares of Common Stock which he may be deemed to beneficially own. Mr. R. Goodman disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.
(viii) Ms. S. Crown may be deemed to beneficially own 3,950,656 shares of Common Stock on June 7, 2000, representing approximately 2.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Ms. S. Crown shares the power to vote and dispose of the 3,950,656 shares of Common Stock which she may be deemed to beneficially own. Ms. S. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.
(ix) Ms. R. Crown may be deemed to beneficially own 3,950,656 shares of Common Stock on June 7, 2000, representing approximately 2.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Ms. R. Crown shares the power to vote and dispose of the 3,950,656 shares of Common Stock which she may be deemed to beneficially own. Ms. R. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.
(x) Ms. Manilow may be deemed to beneficially own 3,950,656 shares of Common Stock on June 7, 2000, representing approximately 2.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Ms. Manilow shares the power to vote and dispose of the 3,950,656 shares of Common Stock which she may be deemed to beneficially own. Ms. Manilow disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.
(xi) Ms. Star may be deemed to beneficially own 3,950,656 shares of
Common Stock on June 7, 2000, representing approximately 2.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Ms. Star shares the power to vote and dispose of the 3,950,656 shares of Common Stock which she may be deemed to beneficially own. Ms. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.
(xii) Mr. Grossman, not individually but solely as Trustee of The
Edward Trust, may be deemed to beneficially own 16,697,023 shares of Common Stock on June 7, 2000, representing approximately 8.3% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Trustee of The Edward Trust, the sole equity owner of Longview. Mr. Grossman, not individually but as Trustee of The Edward Trust, shares the power to vote and dispose of the 16,697,023 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman is also trustee of certain other trusts which may be deemed to beneficially own and share the power to vote certain of the 16,697,023 shares of Common Stock which Mr. Grossman, not individually but solely as Trustee of The Edward Trust, may be deemed to beneficially own. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.
(c)	During the past 60 days from the date of this Schedule, the only transactions effected by the Reporting Persons with respect to the Common Stock were the expiration on June 7, 2000, pursuant to Remainder Purchase and Sale Agreements dated June 6, 1985, of: (i) the beneficial ownership of 2,758,216 shares of Common Stock of Mr. L. Crown; (ii) the beneficial ownership of 3,304,000 shares of Common Stock of the Arie & Ida Crown Memorial, a corporation whose shares may be deemed to be beneficially owned by Reporting Persons (iii) - (xi); and (iii) the beneficial ownership of 764,000 shares of Common Stock of a trust of which Mr. L. Crown is a co-trustee and whose shares may be deemed to be beneficially owned by Mr. L Crown. All such shares were withdrawn from Bank One, N.A. f/k/a First National Bank of Chicago, as Custodian, and delivered without receipt of value to a third party. To the knowledge of the Reporting Persons, there were no transactions in the Common Stock effected by an executive officer or director or controlling person of Longview in the past 60 days.
(d)	The individuals and entities to which Longview serves as an
investment manager and investment adviser and for whose account the shares of Common Stock reported hereunder are held have the right to receive dividends from and the proceeds from the sale of the Shares reported hereunder. The natural person Reporting Persons, other than Mr. Grossman, are general partners, limited partners and/or beneficiaries of certain general partnerships, limited partnerships and trusts, respectively, that hold shares of Common Stock for the benefit of such Reporting Persons and members of their immediate and extended families. Such Reporting Persons do not have the power to receive dividends or sales proceeds from the shares of Common Stock reported hereunder, except to the extent of their respective interests in such general partnerships, limited partnerships and trust. Mr. Grossman has no right to receive dividends from and the proceeds from the sale of any of the Shares reported hereunder.
(e)	On July 30, 1999, the Corporation issued additional shares to third parties pursuant to a merger transaction with Gulf Stream Aerospace Corporation, an entity unrelated to the Reporting Persons. This transaction caused Reporting Persons (viii) - (xi) to cease being the beneficial owner of more than five (5%) of the Common Stock. On January 21, 2000, Mr. R. Goodman ceased to be a general partner of a partnership beneficially owning one and four tenths percent (1.4%) of the Common Stock and, accordingly, ceased to be the beneficial owner of more than five (5%)
of the Common Stock.   On June 7, 2000, the Reporting Persons (iii) - (vi)
also ceased to be the beneficial owner of more than five (5%) of the Common Stock pursuant to the transactions described in Item 4.
ITEM 7.	Material to be Filed as Exhibits
See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LONGVIEW CAPITAL MANAGEMENT, LLC
By
:
/s/ Charles H. Goodman

President
CHARLES H. GOODMAN

/s/ Charles H. Goodman


LESTER CROWN

/s/ Lester Crown


JAMES S. CROWN

/s/ James S. Crown


A. STEVEN CROWN

/s/ A. Steven Crown


WILLIAM H. CROWN

/s/ William H. Crown


RICHARD C. GOODMAN

/s/ Richard C. Goodman


SUSAN CROWN

/s/ Susan Crown


REBECCA CROWN

/s/ Rebecca Crown


BARBARA MANILOW

/s/ Barbara Manilow


SARA STAR

/s/ Sara Star


GEOFFREY F. GROSSMAN


/s/ Geoffrey F. Grossman